RADIAN GROUP INC.	Radian Group Inc. 1601 Market Street Philadelphia, PA 19103

April 21, 2008

Sonia Barros

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Radian Group Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 10, 2008

File No. 000-32405

Dear Ms. Barros:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated April 18, 2008 concerning the Preliminary Proxy Statement filed by Radian Group Inc. (the “Company”) on Schedule 14A on April 10, 2008 (the “Proxy Statement”).

We have set forth below the text of the comment contained in the Staff’s letter followed by the Company’s responses.

Proposal No. 2

1.	Please disclose whether you currently have, or do not have, any plans to issue any of the shares that would be newly authorized as a result of the approval of the amendment to the Certificate of Incorporation to increase the number of authorized shares of common stock from 200,000,000 to 325,000,000.

Currently, the Company is actively considering various alternatives in order to raise additional capital, including issuing some or all of the newly authorized shares subject to Proposal No. 2, and has revised the Proxy Statement to reflect this. We are enclosing the revised pages with this letter. However, if circumstances change, so that a particular transaction becomes more likely, the Company will amend or supplement the Proxy Statement as appropriate.

RADIAN GROUP INC.

Sonia Barros

April 21, 2008

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement and that Staff comments or changes to disclosure in response to Staff comments on the Proxy Statement do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me if you have any questions or require additional information.

Very truly yours,

/s/ Teresa A. Bryce

Teresa A. Bryce

Executive Vice President and General Counsel

PROPOSAL 2

AMENDMENT OF CERTIFICATE OF INCORPORATION

TO INCREASE AUTHORIZED COMMON STOCK

Proposed Amendment

Our board of directors has approved and declared it advisable and in the best interests of our stockholders to amend Article FOURTH, Section 4.1, of our Certificate of Incorporation to increase the number of authorized shares of our capital stock from 220,000,000 shares to 345,000,000 shares and the number of authorized shares of our common stock from 200,000,000 shares to 325,000,000 shares (such proposed amendments, the “Charter Amendment”). The number of shares of authorized preferred stock would remain at 20,000,000. The Charter Amendment would restate Section 4.1 of current Article FOURTH of the Certificate of Incorporation to read as follows:

“Authorized Shares. The total number of shares of all classes of capital stock which the Corporation shall be authorized to issue is three hundred forty-five million (345,000,000) shares of capital stock, of which three hundred twenty-five million (325,000,000) shares shall be Common Stock, par value $0.001 per share (“Common Stock”), and twenty million (20,000,000) shares shall be Preferred Stock, par value $0.001 per share (“Preferred Stock”).

“The designations, powers, privileges and rights, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation are as follows:”

Reasons for the Amendment

Currently, we are authorized to issue 200,000,000 shares of common stock. As of April 1, 2008, 80,429,462 shares of our common stock were issued and outstanding, 17,202,301 shares of our common stock were held in treasury and 5,876,485 shares of common stock were subject to outstanding grants or remained available for future grants under our stock-based compensation plans. In addition, we have reserved for issuance an additional 1,800,000 shares of common stock under the proposed 2008 Equity Compensation Plan described in Proposal 3 below. The board of directors believes it is desirable and in the best interests of Radian to have a sufficient number of shares of common stock available, as the occasion may arise, for possible future financing or acquisition transactions, stock dividends or splits, stock issuances in connection with stock-based compensation arrangements and other proper corporate purposes.

In light of current economic conditions and trends in our markets, our board of directors and our management intend to raise additional capital and we are actively exploring various alternatives to do so. The Charter Amendment would give us greater flexibility to raise capital to support our anticipated business plans and freely pursue new business opportunities by making such additional shares of common stock available without incurring the delay and expense of conducting a special meeting of our stockholders. Moreover, the Charter Amendment would help to ensure that we have sufficient authorized shares to satisfy our obligations under our outstanding and proposed stock-based compensation arrangements and to consider other transactions approved by our board of directors, including, among other things, subsequent public or private offerings, stock dividends or splits, acquisitions and other corporate transactions.

Effects of the Amendment; Potential Dilution and Anti-Takeover Effects

Our stockholders do not have pre-emptive rights with respect to new issuances of our common stock. Under Delaware law, our board of directors may authorize the issuance of authorized but unissued shares without any further action or approval of our stockholders. If our board of directors elects to authorize the issuance of new shares, such issuance could have a dilutive effect on our earnings per share, our book value per share and the voting power and proportionate stock holdings of our current stockholders, depending upon the particular circumstances of such issuance.

The availability of additional shares of common stock could render more difficult or discourage a possible takeover attempt. For example, additional shares of common stock could be issued and sold to purchasers who oppose a takeover bid that our board of directors believes is not in the best interests of Radian and our stockholders. Similarly, additional shares of common stock could be issued to increase the aggregate number of outstanding shares of common stock and thereby dilute the aggregate voting power of parties attempting to obtain control of Radian.

Vote Required for Approval of the Amendment

Approval of the Charter Amendment requires the affirmative vote of a majority of the voting power of our outstanding shares of common stock entitled to vote.

If approved at the annual meeting, the Charter Amendment would become effective upon the filing of a Certificate of Amendment with the Secretary of State of the State of Delaware, which we would file promptly in the event this Proposal 2 is approved by our stockholders.

Recommendation

FOR THE REASONS DISCUSSED ABOVE, RADIAN’S BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” APPROVAL OF THE PROPOSAL TO AMEND OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION. SIGNED PROXIES WILL BE VOTED “FOR” APPROVAL UNLESS A STOCKHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD.

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